FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 01, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Statement on the publication of the 2015 Bank of England stress test results

1 December 2015

The Royal Bank of Scotland Group plc ("RBS") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2015 stress test.

RBS's transitional Common Equity Tier 1 ("CET1") capital ratio under the hypothetical adverse scenario was 5.9%. After the impact of management actions, the ratio was 6.1%, which was above the 4.5% post-stress minimum CET1 capital ratio threshold set by the BoE.

RBS's Tier 1 leverage ratio under the hypothetical adverse scenario was 2.9%. After the impact of management actions, the ratio was 3.0%, which met the 3.0% post-stress minimum Tier 1 leverage ratio threshold set by the BoE.

Taking into account the capital actions achieved so far in 2015 and those planned in the future, RBS does not need to alter its current capital plan as a result of the stress test, including the requirements relating to its Individual Capital Guidance ("ICG").

Commenting on the results, Ewen Stevenson, Chief Financial Officer, said:
"We are pleased with the progress we have made relative to the 2014 stress test, but recognise we still have much to do to restore RBS to be a strong and resilient bank for our customers."

"During 2015 we have continued to strengthen our core capital ratio and improve our leverage position. Following the divestment of Citizens in October 2015, our pro-forma CET1 ratio at 30 September 2015 would have been 16.2% and our leverage ratio 5.6%."

Table 1: RBS, BoE modelled stress test result overview
                                                                      PRA Transitional Basis                                                                                                   End-point CRR(1) Basis

	RBS actual 31 December 2014	BoE minimum stressed ratio before the impact of 'strategic' management actions	BoE minimum stressed ratio after the impact of 'strategic' management actions	RBS actual 31 December 2014	RBS 30 September 2015 pro-forma for regulatory deconsolidation of Citizens
CET1 capital ratio	11.1%	5.9%	6.1%	11.2%	16.2%
Tier 1 capital ratio	13.2%	7.8%	8.0%	11.2%	17.0%
Total capital ratio	17.1%	12.1%	12.3%	13.7%	20.3%

Risk-weighted assets	£356bn	£306bn	£306bn	£356bn	£249bn
CET1 capital	£40bn	£18bn	£19bn	£40bn	£40bn
End-point CRR basis
Leverage exposure	£940bn	£615bn	£615bn	£940bn	£751bn
Tier 1 leverage ratio(2)	4.2%	2.9%	3.0%	4.2%	5.6%
Notes to table: (1) Capital Requirements Regulation ("CRR") as implemented by the Prudential Regulation Authority ("PRA") in the UK. (2) The leverage ratio is calculated on an end-point CRR basis with no benefit from RBS's 2015 £2bn Additional Tier 1 ("AT1") issuance.

Additional information:

1.  The projections of RBS's financial performance under hypothetical stress included in this announcement are based on the methodology and calculations of the BoE. This does not represent RBS's projection, or base capital plan assumptions.

2. Detailed disclosure is available from the BoE website: http://www.bankofengland.co.uk/financialstability/Pages/fpc/stresstest.aspx

3.  RBS's capital and leverage stress test result assumes no benefit from any AT1 capital issuance or conversion into ordinary (CET1) equity, as RBS's current AT1 capital of c.£2bn was issued after 31 December  2014, the start      point of this stress test.

4. Management actions focus on additional cost savings.

5.  Citizens Financial Group ("Citizens") was deconsolidated for accounting purposes at 30 September 2015 and regulatory deconsolidation was effective in November 2015. Citizen's RWAs and leverage exposure will be      deconsolidated at 31 December 2015, following its divestment in October 2015. The actual price realised for the divestment of Citizens was higher than that assumed in the 2015 Stress Test.

6.  ICG relates to guidance given to a firm about the amount and quality of capital resources that the appropriate regulator thinks the firm should hold at all times under the overall financial adequacy rules.

7. For details of our 2014 results please refer to: http://otp.investis.com/clients/uk/rbs/RNS/regulatory-story.aspx?cid=365&newsid=464706

For further information, please contact:

Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
+44 (0) 20 7678 1800

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 December 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary